

January 24, 2014

Via E-mail
K. Scott Grassmyer
Chief Financial Officer
Oxford Industries, Inc.
999 Peachtree Street, N.E., Suite 688
Atlanta, GA 30309

> **Re:** **Oxford Industries, Inc.**
> **Form 10-K for the Fiscal Year Ended February 2, 2013**
> **Filed April 4, 2013**
> **File No. 001-04365**

Dear Mr. Grassmyer:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended February 2, 2013
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 46
Comparable Store Sales, page 50

1.   You include sales from your e-commerce sites, excluding sales associated with e-commerce flash clearance sales, in your comparable store sale calculation in fiscal 2012. Please clarify in future filings whether or not your comparable store sales calculation includes e-commerce shipping and handling revenues.

Item 8. Financial Statements and Supplementary Data, page 86
Consolidated Balance Sheets, page 86

2.   In future filings, please separately disclose, either on your balance sheet or in your footnotes, any elements of accounts payable and other accrued expenses that exceed 5 percent of total current liabilities. Refer to Rule 5-02(20) of Regulation S-X. Please provide us your proposed disclosure.

Notes to Consolidated Financial Statements, page 91
Note 1. Summary of Significant Accounting Policies, page 91
Cost of Goods Sold, page 94

3.   Please revise your accounting policy in future filings to clarify whether or not you allocate a portion of your depreciation and amortization expenses to cost of goods sold. If you do not allocate any depreciation and amortization expenses to cost of goods sold, please remove the gross profit subtotal from your consolidated statements of earnings in future filings and re-label the cost of goods sold line item throughout the filing to indicate that it excludes depreciation and amortization. Refer to SAB Topic 11:B. Please provide us your proposed disclosure.

Note 10. Operating Groups, page 124

4.   Please disclose in future filings the amounts of your external revenues and long-lived assets that are related to the United States. Refer to ASC 280-10-50-41. Please provide us your proposed disclosure.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Suying Li at (202) 551-3335 or Rufus Decker, Branch Chief, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining